2017 Fourth Quarter Results Exhibit 3

This presentation contains forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intends, but are not limited to, these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as the energy sector; competition; general political, economic and business conditions in the markets in which CEMEX operates; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of existing indebtedness; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products; the increasing reliance on information technology infrastructure for CEMEX’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries

Higher like-to-like consolidated prices for our three core products during the quarter and the full year, on a year-over-year basis Sales on a like-to-like basis increased 3% during 2017 due to favorable prices in Mexico and the U.S., as well as higher cement volumes in the U.S. and Europe region 2017 operating EBITDA declined by 6% on a like-to-like basis, due to lower contributions in the SCAC, Europe and AMEA regions, partially offset by higher contributions in Mexico and the U.S. During 2017, operating EBITDA margin declined by 1.8pp 2017 operating EBITDA declined 6% on a like-to-like basis EBITDA variation Millions of U.S. dollars For footnotes 1 and 2, please refer to page 31. - 2 1 -7% -6% -5% -7%

Free cash flow conversion rate1 reached 50% Controlling interest net income Free cash flow Millions of U.S. dollars 1 Free cash flow conversion rate = Free cash flow after maintenance CAPEX / EBITDA 2 Includes Other Cash Items plus Free Cash Flow Discontinued Operations 2

Close to US$2.1 billion reduction in total debt



Total debt plus perpetuals variation
-13%
-16%
13,073
1,466
1,151
325
139
231
371
477
11,349
350
10,999
4Q16
Divest-ments[1]
FCF after strategic CapEx
Conv.[2]
Cash bal. var.
TCL shares +debt
Debt FX effect
Other[3]
4Q17
Cash reser-ve[4]
4Q17 Pro-forma

Free cash flow and the proceeds from assets sales were mainly **used for debt reduction** during the year

We have **reduced total debt plus perpetuals** by close to US$4.3 billion on a pro-forma basis, since December 2015, representing a reduction of approximately 28%

Millions of U.S. dollars

1 Includes: US$500 million from the U.S. Concrete Pipe Business, US$400 million from the Fairborn cement plant in the U.S., US$378 million from the stake of Grupo Cementos de Chihuahua, US$150 million from the Pacific Northwest Materials Business in the U.S., among others

2 Conversion of approximately US$325 million of 3.75% convertible notes due 2018

3 Mainly includes: ~US$250 million from financial fees & bond buyback premiums and ~US$115 from the conversion of operating leases to capital leases

4 US$350 million cash reserve created in December 2017 and used on January 2018, for the redemption of the 4.750% senior secured notes due 2022

5

We achieved our 2016-2017 targets to further bolster our road to investment grade Initiatives Achievements Targets 2016 & 2017 Asset divestments ~ US$2.7 billion US$2.5 billion Total debt reduction ~ US$4.3 billion on a pro-forma basis1 ~ US$4 billion 1 Including US$350 million cash reserve created in December 2017 used on January 2018, for the redemption of the 4.750% senior secured notes due 2022

Fourth Quarter 2017 Regional Highlights

2017 EBITDA increased by 11%, on a like-to-like basis, with margin expansion of 0.6pp Cement sales volumes increased by 8% during the quarter on a sequential basis supported by reconstruction activity-fueled demand and an improvement in our sequential market position Higher prices for our 3 core products during both the quarter and the full year In the industrial-and-commercial sector, favorable dynamics continued in shopping malls and tourism-related construction In the self-construction sector, indicators including the economic activity index, job creation and remittances continue improving In the formal residential sector, total investment for home acquisitions increased by 9% year-to-date November; INFONAVIT mortgage investment grew in the double digits during both the quarter and full year Mexico

2017 operating EBITDA increased by 9% with a margin expansion of 0.8pp, on a like-to-like basis On a like-to-like basis cement volumes increased 5% during the quarter while both ready-mix and aggregates volumes increased by 3% Higher quarterly and full-year prices on a like-to-like basis for our three core products; our cement prices increased by 5% during both the quarter and the full year Residential activity accelerated during the quarter; single-family housing starts and permits increased by 7% and 10%, respectively, during this period In the industrial-and-commercial sector, construction spending increased 2% year-to-date November, driven by lodging and commercial demand United States

On a like-to-like basis, regional cement, ready-mix and aggregates volumes decreased by 1%, 3% and 5%, respectively, during the quarter, and by 1%, 6% and 5%, respectively, during 2017 Our regional cement prices in local-currency terms during the quarter remained stable on a sequential basis In Colombia, cement volumes declined by 8% during the quarter, sequential cement prices increased by 2% In Panama, our cement volumes during the quarter declined by 3% affected by a slowdown in the high-income residential and industrial-and-commercial sectors Cement volumes in our TCL operations remained flat during the fourth quarter, on a like-to-like basis South, Central America and the Caribbean 2017 vs. 2016 4Q17 vs. 4Q16 4Q17 vs. 3Q17 Cement 13% 15% (2%) Ready mix (4%) (0%) (2%) Aggregates 1% 2% (1%) Volume 2017 vs. 2016 4Q17 vs. 4Q16 4Q17 vs. 3Q17 Cement (3%) 0% 0% Ready mix (0%) (3%) (4%) Aggregates (3%) (2%) (5%) Volume-weighted, local-currency average prices Price (LC)

EBITDA during the quarter on a year-over-year basis increased by 22% and EBITDA margin increased by 0.5 percentage points Improved economic fundamentals supported volume growth both during the quarter and the full year for our 3 core products In the UK, cement volumes declined by 1% during 2017 adjusted by the non-recurring industry sales that occurred mainly during the first half of 2016 In Spain, domestic gray cement volumes increased 28% during the full year reflecting favorable activity in the residential and industrial-and-commercial sectors In Germany, cement volumes increased 15% during 2017 driven by the residential sector and ongoing infrastructure projects In Poland, cement volumes increased 5% during the full year with improved pricing dynamics Europe 2017 vs. 2016 4Q17 vs. 4Q16 4Q17 vs. 3Q17 Cement 8% 13% (10%) Ready mix 4% 1% (4%) Aggregates 3% 1% (7%) Volume 2017 vs. 2016 4Q17 vs. 4Q16 4Q17 vs. 3Q17 Cement (1%) (2%) 0% Ready mix 1% 3% 2% Aggregates 0% 1% 1% Volume-weighted, local-currency average prices Price (LC)

Increase in quarterly regional volumes for our three core products; cement and ready-mix volumes increased in the double digits In the Philippines, our cement volumes increased by 10% during the quarter driven by higher infrastructure activity In Egypt, cement volumes growth during the quarter reflects higher demand in the residential and infrastructure sectors, as well as a low base of comparison versus the same period last year In Israel, our ready-mix and aggregates businesses achieved record quarterly and full year volumes Asia, Middle East and Africa 2017 vs. 2016 4Q17 vs. 4Q16 4Q17 vs. 3Q17 Cement (2%) 16% (2%) Ready mix 7% 18% 9% Aggregates 4% 2% 7% Volume 2017 vs. 2016 4Q17 vs. 4Q16 4Q17 vs. 3Q17 Cement (3%) (7%) (1%) Ready mix (0%) 1% 1% Aggregates 1% (4%) (5%) Volume-weighted, local-currency average prices Price (LC)

Fourth Quarter 2017 4Q17 Results

Operating EBITDA declined by 7% during the quarter on a like-to-like basis due to lower contributions in the USA, SCAC and AMEA regions, partially offset by higher contributions in Mexico and the Europe region Cost of sales, as a percentage of net sales, increased by 2.2pp during the quarter mainly reflecting higher energy costs Operating expenses, as a percentage of net sales, increased by 0.2pp during the quarter mainly driven by higher distribution expenses Operating EBITDA, cost of sales and operating expenses

Average working capital days Free cash flow Average working capital days during 2017 decreased to negative 5, from 3 days in 2016 Record level of negative 13 days during 4Q17

Other income statement items during 4Q17 Other expenses, net, of US$271 million mainly includes impairment of assets, severance payments, as well as the expense related to the antitrust fine in Colombia Foreign-exchange gain of US$58 million resulting primarily from the fluctuation of the Mexican peso versus the U.S. dollar, partially offset by the fluctuation of the Euro versus the U.S. dollar Gain on financial instruments of US$27 million mainly resulting from the remeasurement of CEMEX’s previous ownership interest in TCL of 39.5% Income tax had a negative effect of US$96 million mainly due to the write-down of deferred tax assets in the U.S. Controlling interest net loss of US$105 million, versus an income of US$214 million in 4Q16, mainly reflects lower operating earnings before other expenses, net, higher other expense, net, a lower foreign exchange gain, higher income tax, a negative variation in discontinued operations and higher non-controlling interest net income, partially offset by lower financial expenses, better results from financial instruments and higher equity in gain of associates

During the quarter, we: Paid US$328 million, the outstanding aggregate principal amount of the 9.375% senior secured notes due 2022, which were called in September 2017 and redeemed on October 2017 Issued €650 million of 2.75% euro-denominated senior secured notes due 2024 Called and paid US$611 million, the outstanding aggregate principal amount of the 6.500% senior secured notes due 2019 Sent a call notice in December 2017 for €400 million, the outstanding aggregate principal amount of the 4.750% senior secured notes due 2022, for redemption on January 2018 A US$350 million cash reserve was created in December 2017 and used for the redemption of these notes on January 2018 Debt-related information

Millions of U.S. dollars Avg. life of debt: 5.2 years CEMEX consolidated debt maturity profile Fixed Income Other bank debt Convertible Subordinated Notes Credit Agreement Total debt excluding perpetual notes as of December 31, 2017: US$10,901 million

Millions of U.S. dollars Avg. life of debt: 5.2 years 1 US$350 million cash reserve created in December 2017 and used on January 2018, for the redemption of the 4.750% senior secured notes due 2022 CEMEX consolidated debt maturity profile – pro forma1 Fixed Income Other bank debt Convertible Subordinated Notes Credit Agreement Total debt excluding perpetual notes as of December 31, 2017: US$10,551 million

Fourth Quarter 2017 2017 Outlook

2018 guidance 1 Including perpetual and convertible securities Consolidated volumes Cement: 2% Ready mix: 4% Aggregates: 2% Energy cost per ton of cement produced Increase of approximately 4% Capital expenditures US$550 million Maintenance CapEx US$250 million Strategic CapEx US$800 million Total CapEx Investment in working capital US$0 million Cash taxes US$250 to 300 million Cost of debt1 Reduction of approximately US$125 million

Significant achievements in the past three years despite FX headwinds Asset sales for approximately US$3.1 billion Reduced debt by close to US$5.3 billion1 Deleveraged2 from 5.19x to 3.85x EBITDA to free cash flow conversion rate increased from 15% to 50% Year-end closing working-capital days reduced from 19 to negative 23, resulting in a US$1.2 billion reduction in total working capital investment Controlling interest net income reached US$806 million, the highest in a decade, from a net loss of US$507 million three years ago Our cement kiln operational efficiency improved from 84% to 89% 1 Debt as of December 31, 2017 on a pro-forma basis reflecting the US$350 million cash reserve created in December 2017 and used on January 2018, for the redemption of the 4.750% senior secured notes due 2022 2 Consolidated Funded Debt (CFD) / EBITDA, CFD in accordance with our contractual obligations under the 2017 Credit Agreement, EBITDA calculated in accordance with IFRS

Fourth Quarter 2017 Appendix

During the quarter and on a like-to-like basis, higher year-over-year cement volumes in the U.S., Europe and AMEA regions Quarterly and full-year increases in our consolidated prices for our three core products, on a like-to-like basis Consolidated volumes and prices 2017 vs. 2016 4Q17 vs. 4Q16 4Q17 vs. 3Q17 Volume (l-t-l 1 ) 0% 4% (2%) Price (USD) 1% 4% (2%) Price (l-t-l 1 ) 3% 2% 0% Volume (l-t-l 1 ) 1% 3% (1%) Price (USD) 2% 7% (0%) Price (l-t-l 1 ) 1% 3% 0% Volume (l-t-l 1 ) 1% 1% (2%) Price (USD) 3% 8% (1%) Price (l-t-l 1 ) 2% 2% (1%) 1 Like-to-like volumes adjusted for investments/divestments and, in the case of prices, foreign-exchange fluctuations Aggregates Domestic gray cement Ready mix

Additional information on debt and perpetual notes Currency denomination Interest rate Third Quarter 2017 2016 % var 2017 Total debt 1 10,901 12,635 (14%) 11,111 Short-term 12% 1% 7% Long-term 88% 99% 93% Perpetual notes 448 438 2% 446 Total debt plus perpetual notes 11,349 13,073 (13%) 11,558 Cash and cash equivalents 699 561 25% 449 Net debt plus perpetual notes 10,650 12,513 (15%) 11,108 Consolidated Funded Debt 2 (CFD) 9,981 11,837 (16%) 10,448 CFD / EBITDA 3 3.85 4.22 3.98 Interest coverage 3 4 3.46 3.18 3.31 Fourth Quarter 1 Includes convertible notes and capital leases, in accordance with International Financial Reporting Standard (IFRS) 2 Consolidated funded debt, in accordance with our contractual obligations under the 2017 Credit Agreement 3 EBITDA calculated in accordance with IFRS 4 Interest expense in accordance with our contractual obligations under the 2017 Credit Agreement Millions of U.S. dollars Other7% U.S. dollar62%

Additional information on debt Total debt1 by instrument 2017 % of total 2016 % of total 2017 % of total Fixed Income 6,984 64% 8,538 68% 7,114 64% 2017 Credit Agreement 2,549 23% 2,745 22% 2,529 23% Convertible Subordinated Notes 870 8% 1,158 9% 865 8% Others 498 5% 194 2% 604 5% Total Debt 1 10,901 12,635 11,111 Millions of U.S. dollars 1 Includes convertible notes and capital leases, in accordance with IFRS Third Quarter Fourth Quarter

2017 volume and price summary: Selected countries Volumes Prices (USD) Prices (LC) Volumes Prices (USD) Prices (LC) Volumes Prices (USD) Prices (LC) Mexico (4%) 16% 16% (3%) 9% 10% (3%) 11% 11% U.S. (6%) 3% 3% (2%) 1% 1% (3%) 5% 5% Colombia (6%) (17%) (19%) (13%) 0% (2%) (17%) 7% 4% Panama 3% (0%) (0%) 9% (0%) (0%) 13% (4%) (4%) Costa Rica 3% (7%) (3%) 11% (14%) (10%) 36% (50%) (49%) UK (6%) (2%) 1% (2%) (3%) 0% (4%) (3%) 1% Spain 28% (2%) (4%) 4% 10% 6% 25% 10% 7% Germany 15% 3% (0%) (3%) 6% 2% (1%) 6% 2% Poland 5% 9% 3% 5% 7% 1% 12% 9% 2% France N/A N/A N/A 7% 4% 1% 10% 3% 0% Philippines (0%) (15%) (10%) N/A N/A N/A N/A N/A N/A Egypt (6%) (42%) 10% (4%) (48%) (3%) (14%) (31%) 23% Aggregates 2017 vs. 2016 Domestic gray cement 2017 vs. 2016 Ready mix 2017 vs. 2016

4Q17 volume and price summary: Selected countries Volumes Prices (USD) Prices (LC) Volumes Prices (USD) Prices (LC) Volumes Prices (USD) Prices (LC) Mexico (4%) 17% 11% (5%) 17% 12% (2%) 14% 9% U.S. (3%) 4% 4% 2% 2% 2% 1% 4% 4% Colombia (8%) (11%) (12%) (8%) (2%) (4%) (12%) 5% 4% Panama (3%) 0% 0% (12%) (2%) (2%) (1%) (8%) (8%) Costa Rica 17% (4%) (2%) 43% (7%) (5%) 65% (44%) (43%) UK 0% 5% (3%) (3%) 7% (1%) (4%) 9% 1% Spain 42% 3% (6%) 15% 17% 6% 11% 15% 4% Germany 16% 10% 0% (13%) 15% 5% (4%) 14% 4% Poland 15% 18% 3% 3% 20% 4% (1%) 16% 1% France N/A N/A N/A 7% 13% 3% 7% 12% 2% Philippines 10% (12%) (9%) N/A N/A N/A N/A N/A N/A Egypt 23% (24%) 4% (8%) (21%) 3% (48%) 4% 41% Ready mix Aggregates 4Q17 vs. 4Q16 4Q17 vs. 4Q16 Domestic gray cement 4Q17 vs. 4Q16

2018 expected outlook: Selected countries

Definitions 2017 / 2016 Results for the twelve months of the years 2017 and 2016, respectively AMEA Asia, Middle East and Africa Cement When providing cement volume variations, refers to domestic gray cement operations (starting in 2Q10, the base for reported cement volumes changed from total domestic cement including clinker to domestic gray cement) Cement kiln operational efficency Volume produced/available capacity, available capacity = nominal capacity x (total hours - scheduled down time) LC Local currency l-t-l % var Like-to-like percentage variations adjusted for investments/divestments and currency fluctuations Maintenance capital expenditures Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies Operating EBITDA Operating earnings before other expenses, net plus depreciation and operating amortization pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products SCAC South, Central America and the Caribbean Strategic capital expenditures Investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs % var Percentage variation

Footnotes from slide 3 1 For 4Q16, net amount that includes results of ~US$10 million from Trinidad Cement Limited (“TCL”), consolidated by CEMEX since February 2017, and an aggregate amount of negative ~US$14 million related mainly to results of the Fairborn cement plant, sold in February 2017, and of the Odessa cement plant, sold in November 2016.                 1 For 2016, net amount that includes results of ~US$70 million from Trinidad Cement Limited (“TCL”), consolidated by CEMEX since February 2017, and an aggregate amount of negative ~US$53 million related to the results of the Fairborn cement plant, sold in February 2017, and of the Odessa cement plant, sold in November 2016.   2 Net amount that includes ~US$2 million from the Fairborn cement plant January 2017 results and negative ~US$4 million from Trinidad Cement Limited (“TCL”) January 2017 results.

Contact information Stock Information NYSE (ADS): CX Mexican Stock Exchange: CEMEXCPO Ratio of CEMEXCPO to CX: 10 to 1 Investor Relations In the United States +1 877 7CX NYSE In Mexico +52 81 8888 4292 ir@cemex.com